Mail Stop 3720

      March 7, 2006


Randall J. Gort, Esq.
Vice President, Legal and Corporate Affairs,
  General Counsel and Secretary
Worldgate Communications, Inc.
3190 Tremont Avenue
Trevose, Pennsylvania  19053

	RE:  	Worldgate Communications, Inc.
      Amendment No. 2 to Form SB-2
      Filed February 7, 2006
      File No. 333-125205

      Amendment No. 1 to Form SB-2
      Filed February 7, 2006
      File No. 333-128109

      Form 10-KSB/A for the fiscal year ended December 31, 2004
      Filed January 26, 2006
      File No. 0-25755

Dear Mr. Gort:

      We have reviewed your Form SB-2, file number 333-124205, and Form 10-KSB and have the following comments. Note that we also are reviewing your Form SB-2, file number 333-128109, only to the extent that our comments on file number 333-124205 apply to the disclosure in file number 333-128109. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      As we have conducted only a limited review of file number
333-
128109, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

1.
Amendment No. 2 to Form SB-2 (333-125205)

Front Cover Page of Registration Statement
1. Please include the Rule 415 box and related paragraph concerning
Rule 415 on the first page of your Form SB-2.

Summary, page 1
2. Highlight the termination of your video telephony distribution agreement with Motorola that you mention in your Form 8-K filed on February 23, 2006.

Risk Factors, page 3
General
3. Discuss in an appropriate risk factor the risks to your financial condition associated with the termination of the Motorola agreement and your historic dependence on the agreement for revenues.
4. Also, describe in a separate risk factor the risks associated with your losing your affiliation with the Motorola brand and your being solely responsible for the sale, marketing and distribution of your video telephony products.
5. Further, address in a separate risk factor the retail and distribution logistical risks associated with the agreement`s being terminated suddenly.
6. In an appropriate risk factor, disclose the risks associated with your reliance on primarily Ojo phones for your business and any technical difficulties that may be associated with the phones.

We are subject to complex and changing rules and regulations..., page
3
7. Please revise to convey that Section 404 of the Sarbanes-Oxley Act and the rules promulgated under it require you to include your assessment of your internal control over financial reporting for your fiscal year ending on or after July 31, 2007, rather than your current suggestion that the compliance date is "effective December 31, 2005." See the compliance date set forth in Release 33-8618, available on our website. Also note that the Sarbanes-Oxley Act of
2002 was signed into law in July 2002.

Our stock price is volatile, page 9
8. So that investors may assess the likelihood of the risk, please also include more recent, 2006 stock prices.

Management`s Discussion and Analysis, page 15
9. Please disclose that the financial statements have been
restated
for the year ended December 31, 2004 and 2003 and for the periods ending September 30, 2004 and 2003 and provide a brief description of the restatement and its effect on the financial statements.
10. Describe the financial impact created by the loss of the
Motorola
agreement and how you plan to address any material negative impact in
the short- and long-term.   Include in your discussion, among
other
things, any material impact the termination may have on your financing agreements or obligations and any commercial agreements.
11. Discuss any material adjustment you have been making, such as price adjustments (we note your CEO`s statement in The Philadelphia
Inquirer dated February 23, 2006 indicating that the company intended on lowering the price of its phones in response to the termination), related to your change in sales, marketing and distribution method.
Expound on the changes you have made, or plan to make, within your business and management structure to address your now sole responsibility for sales, marketing and distribution of the Ojo phones.

Business, page 25
12. Disclose additional material developments under the Motorola agreement, such as whether you delivered "acceptable prototypes" to
Motorola or entered a particular phase in the agreement before it was terminated.
13. Describe why the agreement was terminated prior to the end of its stated term and whether you plan to replace the relationship with partnerships or agreements with others. Indicate the extent to which
Motorola may directly or through other partnerships compete with your business and Ojo phones.
Financial Statements
14. Please update your financial statements in accordance with Item
310(g) of Regulation S-B.

Exhibits
15. File the Mototech agreement in final form, as required by Item 601 of Regulation S-B and as stated in your August 19, 2005 letter in response to prior comment 38.
16. Please include a currently dated consent from your auditor.

Amendment No. 1 to Form SB-2 (333-128109)
17. Please revise your registration statement to comply with the comments above, as applicable.

Form 10-KSB/A for the fiscal year ended December 31, 2004
18. As exhibits to future periodic report filings, please file certifications that match exactly with the form in Item 601(b)(31) of
Regulation S-B. We note that you have included extra phrases at the end of paragraph 4(c) of the officers` certifications to your 2004 Form 10-KSB, as amended, and all of your 2005 Forms 10-QSB, as amended.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-
3810,
with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (610-993-8585)
      Walter Mostek, Jr., Esq.
	Drinker Biddle & Reath LLP
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Mr. Gort
Worldgate Communications, Inc.
March 7, 2006
Page 2


Mr. Gort
Worldgate Communications, Inc.
March 7, 2006
Page 4